Exhibit 12

STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES

WHITNEY HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31
(dollars in thousands)	2006	2005	2004	2003	2002

Net income	$144,645	$102,349	$97,137	$98,542	$95,323
Income tax expense	69,164	43,007	43,198	46,099	46,644
Income before income taxes	$213,809	$145,356	$140,335	$144,641	$141,967

Fixed charges:
Interest on short-term and other borrowings	$23,085	$16,534	$6,017	$2,816	$3,844
Interest within rent expense (1)	2,510	1,714	1,402	1,325	1,317
Fixed charges excluding interest on deposits	25,595	18,248	7,419	4,141	5,161
Interest on deposits	122,075	64,452	34,665	40,693	71,857
Fixed charges including interest on deposits	$147,670	$82,700	$42,084	$44,834	$77,018

Earnings for ratio computation:
Excluding interest on deposits	$239,404	$163,604	$147,754	$148,782	$147,128
Including interest on deposits	$361,479	$228,056	$182,419	$189,475	$218,895

Ratio of earnings to fixed charges:
Excluding interest on deposits	9.35	8.97	19.92	35.93	28.51
Including interest on deposits	2.45	2.76	4.33	4.23	2.84

(1) Estimated to be one-third of rent expense.

93